Issuer Free Writing Prospectus filed pursuant to Rule 433

Registration No. 333-197288

Pricing Term Sheet

CALPINE CORPORATION

$650,000,000 5.500% Senior Notes due 2024

Pricing Supplement, dated January 29, 2015, to Preliminary Prospectus Supplement, dated January 29, 2015, of Calpine Corporation. This supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated January 29, 2015 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein and not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Calpine Corporation (“Calpine”)

Title of Securities:	5.500% Senior Notes due 2024 (the “Notes”)

Aggregate Principal Amount:	$650,000,000, which represents a $150,000,000 increase from the amount in the Preliminary Prospectus Supplement.

Gross Proceeds to Issuer:	$650,000,000

Net Proceeds to Issuer:	$640,666,750

Final Maturity Date:	February 1, 2024

Issue Price:	100.000% plus accrued interest, if any

Coupon:	5.500%

Spread to Benchmark Treasury:	+378 basis points

Benchmark Treasury:	UST 2.750% due February 15, 2024

Gross Spread:	1.25% of the principal amount of the Notes

Use of Proceeds:	We intend to use up to $150.0 million of the net proceeds from this offering to repurchase a portion of our 7.875% Senior Secured Notes due 2023 (the “2023 Secured Notes”) and the remainder of the net proceeds from this offering will be used to replenish cash on hand used for the acquisition of Fore River Energy Center in the fourth quarter of 2014, and for general corporate purposes.

Optional Redemption:	On or after February 1, 2019, Calpine may on any one or more occasions redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the Notes redeemed, to but excluding the applicable redemption date, if redeemed during the 12-month period beginning on February 1 of the years indicated below (subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date):

Year	Percentage
2019	102.750%
2020	101.375%
2021 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	At any time prior to February 1, 2018, up to 35% of the Notes issued under the indenture may be redeemed, upon not less than 30 nor more than 60 days’ notice, at 105.500% plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Make-Whole Redemption:

At any time prior to February 1, 2019, Calpine may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to but excluding the redemption date, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1)    1.0% of the principal amount of such Note; or

(2)    the excess of:

(A) the present value at such redemption date of (i) the redemption price of such Note at February 1, 2019 (such redemption prices being set forth in the tables appearing under the caption “—Optional Redemption”) plus (ii) all required interest payments due on such Note through February 1, 2019 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(B) the principal amount of the Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 1, 2019; provided, however, that if the period from the redemption date to February 1, 2019 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Triggering Event	101%, plus accrued and unpaid interest, if any to, but not including, the date of payment.

CUSIP/ISIN Numbers:	CUSIP: 131347CJ3 ISIN: US131347CJ36

Interest Payment Dates:	February 1 and August 1

Record Dates:	January 15 and July 15

First Interest Payment Date:	August 1, 2015

Joint Book-Running Managers:

Credit Suisse Securities (USA) LLC

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

UBS Securities LLC

Co-Manager:	ING Financial Markets LLC

Trade Date:	January 29, 2015

Settlement Date:	February 3, 2015 (T+3)

Denominations:	$2,000 and integral multiples of $1,000

Distribution:	SEC Registered (Registration No. 333-197288)

Trustee:	Wilmington Trust, National Association

Changes from Preliminary Prospectus Supplement

As a result of the increase in the size of the offering and the expected decrease in the amount outstanding under our 2023 Secured Notes, certain financial and other data in the Preliminary Prospectus Supplement that give effect to the offering and the other adjustments described therein will change, including, among other things, the following: total senior secured debt will decrease by the principal amount of the 2023 Secured Notes being repurchased, total senior (unsecured) debt will increase by the amount of the additional Notes being issued and corresponding changes will be made where applicable throughout the Preliminary Prospectus Supplement. Additionally, the definition of “Permitted Liens” under the heading “Description of Notes—Certain Definitions” will be amended by adding “less the aggregate principal amount of the 2023 Secured Notes repurchased or redeemed with the net proceeds of the issuance of the Notes” to the end of clause (2) thereof.

This information does not purport to be a complete description of these securities or the offering. Please refer to the Preliminary Prospectus Supplement for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer has filed a registration statement (Registration No. 333-197288) (including a Base Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Base Prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC, including those incorporated by reference into the Base Prospectus and Preliminary Prospectus Supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering will arrange to send you the Base Prospectus and related Preliminary Prospectus Supplement if you request it by contacting Credit Suisse Securities (USA) LLC, at Eleven Madison Avenue, New York, New York 10010, Attention: Credit Suisse Prospectus Department, by telephone at 1-800-221-1037 or by emailing newyork.prospectus@credit-suisse.com. Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers and other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.